July 19, 2019

Austin Singleton
Chief Executive Officer
OneWater Marine Inc.
6275 Lanier Islands Parkway
Buford, GA 30518

       Re: OneWater Marine Inc.
           Registration Statement on Form S-1
           Filed July 12, 2019
           File No. 333-232639

Dear Mr. Singleton:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Recent Developments
Preliminary Financial Results for the Nine Months Ended June 30, 2019, page 7

1. We note your proposed preliminary financial results for the nine months ended June 30,
       2019, and the anticipated disclosure of a low and high range for revenue, costs of sales, net income (loss), adjusted EBITDA, number of stores, same-store sales growth, total assets, long-term debt and total liabilities. Please note that when a range is presented for the foregoing financial data rather than a specific number, the range should be sufficiently narrow to be meaningful. Please discuss whether the trends evidenced in the preliminary financial results are consistent with the trends discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations.
 Austin Singleton
OneWater Marine Inc.
July 19, 2019
Page 2
2. We note your disclosure in the first paragraph on page 8 that you, "may identify items that could cause [y]our final reported results to be materially different from the preliminary financial estimates...." If you choose to disclose preliminary results, you should be able to
         assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Accordingly, please remove this statement as it implies that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.
3. Please confirm that if the financial statements for the nine months ended June 30, 2019 become available prior to the effective date of the registration statement, you will include them in the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yolanda Guobadia at 202-551-3562 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameAustin Singleton                             Sincerely,
Comapany NameOneWater Marine Inc.
                                                               Division of
Corporation Finance
July 19, 2019 Page 2                                           Office of
Consumer Products
FirstName LastName